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                                                                 EXHIBIT (A)(11)



NUTRAMAX PRODUCTS, INC. ANNOUNCES
PRELIMINARY RESULTS OF DUTCH AUCTION
SELF TENDER OFFER

     Gloucester, Massachusetts - December 1, 1997 - NutraMax Products, Inc. announced today that based on preliminary tabulations the Company will accept for purchase approximately 250,000 shares at a price of $12.75 per share in a Dutch auction self tender offer that expired November 28, 1997.

     Of the total shares to be accepted, approximately 6,500 shares are guaranteed for delivery by 4:00 p.m. on Wednesday, December 3, 1997. The total number of shares to be accepted will depend on the number of shares delivered pursuant to the guaranteed delivery.

     NutraMax is a leading private label health and personal care products company and the number one manufacturer and marketer of private label Disposable Douches, ready-to-use Enemas, Pediatric Electrolyte Oral Maintenance Solutions, Disposable Baby Bottles, Cough Drops and Throat Lozenges. The Company also markets a broad line of Contact Lens Care Products, OTC and generic prescription Opthalmics, Clotrimazole-based Vaginal Yeast Infection Medications, Toothbrushes, Dental Floss, Liquid Adult Nutritional Products, Adhesive Bandages, Medical Tapes, First Aid Kits and various first aid products for the hospital and industrial safety markets. NutraMax products are sold by supermarkets, drug chains and mass merchandisers under both store brand names and control brands, including Powers, Optopics, Sweet n' Fresh(R), Pure & Gentle, Fresh 'n Easy, Pro Dental, American White Cross and NutraMax.